May 16, 2011

BY EDGAR CORRESPONDENCE FILING

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549
Attention: Linda Stirling, Esq.

Re:	Definitive Proxy Statement for Putnam Funds Trust (the “Trust”)
(Reg. Nos. 333-00515 and 811-07513), on behalf of its series:
Putnam Asia Pacific Equity Fund
Putnam International Value Fund

Dear Ms. Stirling:

Pursuant to Rule 14a-6(b) under the Securities Exchange Act of 1934, we are transmitting for filing today via the EDGAR system definitive proxy materials in connection with meetings of shareholders of Putnam Asia Pacific Equity Fund and of Putnam International Value Fund (the “Funds”) to be held on May 26, 2011. These definitive materials are expected to be mailed to shareholders on or about May 16, 2011.

This letter also responds to your comments that you provided telephonically to me on behalf of the Staff of the U.S. Securities and Exchange Commission (the “Commission Staff”) during our March 1, March 4, March 11 and March 24, 2011 teleconferences regarding the Funds’ preliminary proxy statement filed with the Commission on February 18, 2011. For convenience of reference, I have summarized the Commission Staff’s comments before the responses by the Funds.

1. Comment: Please add the registrant’s mailing address to the proxy statement consistent with Item 1 of Schedule 14A.

Response: The Trust notes that, consistent with Item 1 of Schedule 14A, this address is provided as the location of the shareholder meeting in the Notice of Special Meeting of Shareholders that precedes the proxy statement in the filing and which will be mailed to shareholders along with the proxy statement. The registrant’s mailing address has also been added to the facing sheet of the filing containing the definitive proxy materials.

2. Comment: In the letter to shareholders that precedes the proxy statement, please add to Proposal 2 a description of what change, if any, would result in either of the Funds’ investment strategies as a result of the proposal.

Response: The description of Proposal 2 in the letter to shareholders has been revised to indicate that the proposal is not expected to change the Funds’ investment strategies.

3. Comment: Given that the Putnam Asia Pacific Equity Fund will, if Proposal 1.A. is approved, change its investment policy to increase its exposure to emerging markets, and given that this may result in a greater proportion of the Fund’s assets being invested in small- to mid-capitalization companies, please add disclosure to section 1.A. of the proxy statement about the risks of investments in emerging markets and of investments in small- to mid-capitalization companies.

Response: The requested disclosure has been added to the subsection of section 1.A. now titled “Would the proposed change in the performance index for the fund result in a change in the investment objective, strategies or risks of the fund?”

4. Comment: Please confirm that the shareholders of the Putnam Asia Pacific Equity Fund will receive 60 days’ prior notice of the related investment policy change.

Response: The Trust confirms that shareholders of the Putnam Asia Pacific Equity Fund will receive 60 days’ prior notice of the related investment policy change.

5. Comment: Please confirm that the only changes proposed in each Fund’s respective new management contract are (i) the change in performance index, (ii) the effective date of the contract, and (iii) the initial term of the contract.

Response: The Trust confirms that there are no other changes in each Fund’s proposed new management contract.

6. Comment: In section 1.A. of the proxy statement, in the subsection titled “What are the implications for the fund if the proposed new management contract is approved? – Comparison of management fee rates under current and proposed performance index,” please revise the table to reflect the amount that the fund would have paid absent its expense limitation arrangements. Please also add a footnote to this table regarding the expense limitation arrangements that resulted in the Fund not paying a management fee during its most recent fiscal year.

Response: The requested changes have been made.

7. Comment: For each Fund’s respective section titled “What factors did the Independent Trustees consider in evaluating the new management contract?” please indicate whether the Trustees concluded that the proposed new management contract was in the best interests of the Fund and its shareholders.

Response: Disclosure has been added to each Fund’s respective section indicating that the Trustees concluded that the proposed new management contract was in the best interests of the Fund and its shareholders.

8. Comment: In Section 1.B. of the proxy statement, in the subsection titled “What are the implications for the fund if the proposed new management contract is approved?”, please add a description of the current and proposed indexes and a comparison of their composition.

Response: A cross-reference to the subsection “Comparison of current and proposed performance indexes” has been added to the beginning of the noted subsection. Furthermore, the subsection containing this comparison has been revised to include a more detailed description and comparison of the current and proposed performance indexes.

9. Comment: In Section 1.B. of the proxy statement, in the subsection titled “Comparison of current and proposed performance indexes.”, please revise the formatting of the following sentence so that the text appears in bold: “As of December 31, 2010, over the periods presented, the proposed new performance index has underperformed the current performance index.”

Response: The requested change has been made; however, the date has been changed to March 31, 2010, as more recent performance information became available since the Funds’ preliminary proxy statement was filed with the Commission on February 18, 2011.

10. Comment: In Section 1.B. of the proxy statement, in the subsection titled “What factors did the Independent Trustees consider in evaluating the new management contract?” please add disclosure to indicate whether other Putnam funds that have performance fees use MSCI EAFE indexes as performance indexes.

Response: The requested disclosure has been added; two other Putnam funds that have performance fees use MSCI EAFE indexes as performance indexes.

11. Comment: In Section 2 of the proxy statement, where an amendment is proposed for a fundamental investment restriction of each Fund, please describe what is meant by “agencies or instrumentalities” of the U.S. government.

Response: A footnote has been added to the disclosure in this section providing a description of what is meant by the U.S. government’s agencies and instrumentalities.

12. Comment: In Section 2 of the proxy statement, in the subsection titled “What effect will amending the current restriction with respect to the acquisition of voting securities of any issuer have on your fund?”, please disclose any risks that would result from the changed restriction.

Response: The Trust does not believe that additional risks requiring disclosure will result from the proposed investment restriction change.

13. Comment: In the section of the proxy statement titled “Officers and other information” please confirm that the table provided includes the complete list of officers and directors, as applicable, of the fund’s investment adviser, consistent with Item 22(c)(2) of Schedule 14A.

Response: The Trust confirms that the table is complete.

14. Comment: Please reconcile your proposed methodology for transitioning from the Funds’ current management contracts to the proposed management contracts, which use different indexes of securities prices to calculate performance adjustments to the Funds’ management fees, with Investment Company Release No. 7113 (Apr. 18, 1972) (the “Release”), and with the views of the Commission’s staff expressed in the letters to Hyperion Fund, Inc. dated March 12, 1973 and April 20, 1973.

Response: We believe that the proposed methodology for transitioning from the Funds’ current management contracts to the proposed new management contracts, which for each Fund is, in effect, a transition from using one appropriate index of securities prices (“performance index”) to another for purposes of calculating a performance adjustment to the Fund’s management fee, is consistent with the principles for the protection of funds and their shareholders set forth in the Release and can be reconciled with the views of the staff expressed in the Hyperion Fund no-action letters.

Summary of the methodology for transitioning to the proposed new management contracts. Subject to shareholder approval, each Fund will enter into a new management contract. The proposed new management contracts are essentially identical to the existing management contracts that took effect on January 1, 2010 following shareholder approval in late 2009, except that they use different performance indexes in calculating performance adjustments to the Funds’ management fees. Each Fund determines performance adjustments based on its investment performance relative to the investment record of a performance index over a rolling period. When the new management contracts are implemented, there will be no change in the rolling period; we do not propose to “restart” the rolling period. This means that, following implementation of the new management contracts, for each Fund the investment record of the Fund’s performance index will reflect the investment record of the current performance index for the portion of the rolling period before adoption of the new management contract, and the investment record of the new performance index for the remainder of the rolling period.

For example, assuming an effective date of April 1, 2011 for the proposed new management contract for a Fund, the performance adjustment for April 2011 (the first full month under the new management contract) will be calculated, in the manner that we discussed with you during our teleconference on March 11, 2011, using the investment record of the current performance index for the first fifteen months of the rolling period (i.e., January 1, 2010 through March 31, 2011) and the investment record of the new performance index for the sixteenth month (i.e., April 2011). For each of the ensuing months, the investment record of the performance index would reflect an additional month of performance of the new index and eventually, beginning with the performance adjustment for the month of January 2013 (by when the Fund would have a 36-month rolling period), one less month of performance of the current index. At the conclusion of the transition period (February 28, 2014, if the new management contract becomes effective on April 1, 2011), the investment record of the current performance index would be eliminated from the performance fee calculation altogether, and future calculations (starting for the month of March 2014) would include only the investment record of the new performance index.

Discussion of the 1972 Release. The Release identifies several areas of concern in transitioning from one type of management fee to another. The concern relevant to the Funds’ situations is that an adviser should not be able to take advantage of a new management contract to avoid the impact of underperformance under a previous performance-fee contract. The Release states:

… cancellation of a ‘rolling’ performance fee contract during a period of substandard performance could be unfair to the investment company if a percentage of assets or different performance fee contract with the same adviser were substituted. The appropriate method of ‘winding down’ a rolling performance fee contract would be to give the investment company substantial advance notice (i.e., not less than half of the fee computation period specified in the contract) of the adviser’s intention to cancel the contract and to provide that the fee payable during such ‘winding down’ period shall be the lesser of the amount which would have been due under the original contract or the fee payable under the new contract.

The Release says that when a rolling performance fee contract is cancelled and replaced with a “percentage of assets or different performance fee contract with the same adviser,” there should be a “winding down” period during which the fee payable is the lesser of the amount that would have been due under the canceled contract or the fee payable under the new contract. This winding down of the rolling performance fee contract would operate to prevent an adviser from walking away from underperformance by canceling a management contract.

We believe that the proposed new contracts already effectively incorporate this sort of winding down period for the Funds, because when the Funds transition to their new management contracts, there will be no change whatsoever in the rolling periods used to calculate performance adjustments, and thus the Funds’ previous performance – whether substandard or otherwise – will continue to be taken into account in calculating fees. Because the proposed methodology does not disregard any previous Fund or performance index performance, there is no opportunity for the adviser to avoid the impact of any underperformance under the old management contracts. Indeed, for each of the Funds, if the proposed new management contract took effect on April 1, 2011, it would not be until January 2013 (which is 21 months later) that a single day of performance comparison to the original performance index is removed from the performance adjustment calculation. It would be a full three years before the investment record of the original index is entirely eliminated from the performance fee calculation. This provides for a reasonable transition that does not allow the adviser to escape either existing performance or the application of the original index to that existing performance.1

We note that the proposed methodology for transitioning from the current management contracts to the proposed new management contracts appears to be standard industry practice. A substantial number of other funds (please see the list below) have filed proxy statements and sought shareholder approval for changing from one performance index to another, while maintaining the same rolling period; all handled the transition in the same way as is proposed for the Funds. We believe that this is because the proposed methodology fully protects funds and their shareholders from the potential abuses catalogued in the Release.

1. Eaton Vance Worldwide Health Sciences Fund (Eaton Vance Growth Trust), filed Sept. 24, 2010 (PRE 14A);

2. Fidelity Southeast Asia Fund (Fidelity Investment Trust), filed Sept. 21, 2010 (DEF 14A);

________________________________
1 Because the Funds are not proposing any change in the rolling periods used to calculate performance adjustments, so that there is no possibility of the adviser avoiding the consequences of performance under the old management contracts, we do not believe that the implementation of the Funds’ new management contracts should be viewed as canceling a rolling performance fee contract and substituting a “percentage of assets or different performance fee contract with the same adviser” within the meaning of the Release. As noted in the text above, because the rolling period itself is not being canceled or adjusted as part of the transition to the new management contracts, we do not believe that there is any risk that the Funds or their shareholders can be treated in an unfair manner that would indicate that a “winding down” period of the sort referred to in the Release would be necessary. In addition, the proposed new management contracts are not percentage of assets’ contracts; and they should also not be viewed as “different performance fee contracts” insofar as they are not replacing the current rolling period with a flat period or a rolling period of different length.

3. Janus Global Real Estate Fund (Janus Investment Fund), filed Apr. 10, 2010 (DEF 14A);

4. Fidelity Trend Fund (Fidelity Trend Fund), filed Nov. 17, 2006 (DEF 14A);

5. Fidelity Discovery Fund (Fidelity Hastings Street Trust), filed Nov. 17, 2006 (DEF 14A);

6. Fidelity Advisor Growth Opportunities Fund (Fidelity Advisor Series I), filed Sept. 15, 2006 (DEF 14A);

7. Fidelity Blue Chip Growth Fund (Fidelity Securities Fund), filed Mar. 17, 2006 (DEF 14A);

8. Fidelity Value Fund (Fidelity Capital Trust), filed Sept. 13, 2002 (DEF 14A);

9. Fidelity Pacific Basin Fund (Fidelity Investment Trust), filed Jan. 16, 2001 (DEF 14A);

10. Fidelity Aggressive International Fund (Fidelity Investment Trust), filed Jan. 16, 2001 (DEF 14A);

11. Fidelity Diversified International Fund (Fidelity Investment Trust), filed May 24, 1999 (DEF 14A);

12. Fidelity Growth Company Fund & Fidelity Emerging Growth Fund (Fidelity Mt. Vernon Street Trust), filed Nov. 16, 1998 (DEF 14A);

13. Fidelity Utilities Fund (Fidelity Devonshire Trust), filed Sept. 21, 1998 (DEF 14A);

14. Fidelity Convertible Securities Fund (Fidelity Financial Trust), filed Sept. 18, 1998 (DEF 14A).

Discussion of the Hyperion Fund no-action letters. You have asked us to address the no-action relief granted by the Commission staff to Hyperion Fund, Inc. in letters dated March 12, 1973 and April 20, 19732 (the “March Letter” and “April Letter” respectively). The Hyperion Fund sought the staff’s views regarding its proposal to change from a management fee structure that involved performance adjustments based on the fund’s performance relative to three indexes, to a management fee structure that involved performance adjustments based on the fund’s performance relative to a Lipper index representing the performance of the

________________________________
2 We note that the April 20, 1973 letter, of which the staff provided us a copy, does not appear to be publicly available. Representatives from LexisNexis, Westlaw, IntelliConnect CCH, and Boston’s Social Law Library have all independently indicated that the April 20, 1973 letter does not appear in their databases or records.

30 largest growth funds. In the March Letter, the staff indicated that they would not take issue with the use of the Lipper index. The staff also, in the March Letter, referred to the Release, stating that “[f]or funds changing from a ‘rolling’ performance fee contract to a different performance fee contract, the Release recommends that … the fee payable during the transition period should be the lesser of the amount which would have been due under the original contract or the fee payable under the new contract.”

Subsequent to the March Letter, there appear to have been telephone conversations between the Hyperion Fund’s President and the staff regarding implementation of the new management contract. In the April Letter, the staff indicated it would not recommend that the Commission take any action if the Hyperion Fund were to implement the new management contract using a six-month transition period during which the Hyperion Fund would measure its performance against the investment record of the three original indexes as well as against the investment record of the new index on a cumulative month-to-month basis, and that any performance fee payable during that period would be the lesser of the amounts due on the basis of comparison with the three original indices or with the new index. After this six-month period, the Hyperion Fund would measure its performance solely against the new index.

We believe that the scenario described in the Hyperion Fund letters should be distinguished from the Funds’ scenario. The Hyperion Fund was apparently canceling the rolling period that had been in effect under its previous management contract, and starting a new rolling period under the new management contract. Thus, the Hyperion Fund was not proposing to take into account its performance under the old management contract relative to the three indexes under the old management contract, permitting the adviser to “walk away” from the existing performance record and start over; in these circumstances, as indicated by the Release, a “winding down” period seems appropriate. In contrast, the Funds are not canceling their existing rolling periods, and the adviser will remain accountable for performance under the old management contract for a substantial period of time.

We also believe that the proposed methodology for transitioning from the current management contract to the proposed new management contract for the Funds is superior to a Hyperion Fund-style transition methodology, in any event. This is because the Hyperion Fund-style transition methodology (i) calculates performance adjustments by reference to very short periods of time, and (ii) stops taking into account performance under the previous management contract sooner than would be the case under our proposed methodology.

i. Under the Hyperion Fund’s new management contract, it appears that the Hyperion Fund proposed to calculate performance adjustments starting with a performance period of a single month, which would be built up to a twelve-month rolling period over the first year of the contract. The Release indicates that calculating performance adjustments over periods of less than one year may be inappropriate, stating that “there is a fiduciary obligation to use an interval sufficiently long to provide a reasonable basis for indicating the adviser’s performance” and that “[u]se of at least a one year interval minimizes the possibility that payments will be based upon random or short term fluctuations.” We believe that the proposed transition methodology for the Funds is superior to the transition methodology employed by the Hyperion Fund because it does not introduce the possibility that performance adjustments will be calculated based on performance over very short periods.

ii. As a practical matter, the proposed transition methodology for the Funds would take into account previous performance for longer than would be the case under a Hyperion Fund-style transition. Given that the Funds’ current management contracts define their performance periods as equal to the shorter of (i) the period from January 1, 2010 to the end of the month for which the fee adjustment is being computed or (ii) the 36-month period then ended, the Funds’ current performance period is 14 months. If the methodology suggested by the Hyperion Fund letters above were applied to the Funds today, any performance fees payable for a transition period of six months (or seven months, if one considers the Hyperion Fund letters to suggest a transition of one-half of the existing performance period, or even eighteen months, if one considers the Hyperion Fund letters to suggest a transition of one-half of the maximum possible performance period, although neither letter is clear about this) would be the lesser of the amounts due on the basis of comparison with the original performance index and with the new performance index. Following this transition period, the Funds would then no longer compare any performance to the original performance indexes. In contrast, the methodology proposed for the Funds would, if applied today, cause each Fund to take into account its entire existing 14-month performance comparison to its original performance index, for the next 22 months, while adding, each month, a comparison of its subsequent performance to the new performance index. This historical performance comparison’s effect on the performance fee calculation would only be removed one month at a time, once there exists a full 36-month rolling period. We believe that this methodology, which takes into account the Funds’ existing performance period for a longer time, is at least as fair to the Funds and their shareholders as a Hyperion Fund-style transition. We also consider this view to be supported by industry practice, as noted above.

Conclusion. In approving the proposed new management contracts, the Funds’ Trustees considered that, under the proposed transition methodology, a Fund’s performance history against the current performance index would appropriately remain a factor in the calculation of performance adjustments to the Fund’s base management fee for a significant period of time. We believe the proposed methodology is consistent with the Release. We do not believe that the views of the staff expressed in the Hyperion Fund no-action letters mandate a different methodology. The proposed methodology, which is standard industry practice, precludes advisers from taking advantage of a new management contract to avoid the impact of underperformance under a previous performance fee contract.

15. Comment: Please explain how your proposed methodology for transitioning from the Funds’ current management contracts to the proposed management contracts, which use different indexes of securities prices to calculate performance adjustments to the Funds’ management fees, complies with Rule 205-1 under the Investment Advisers Act of 1940.

Response: We believe that the proposed methodology for transitioning from the Funds’ current management contracts to the proposed new management contracts, which for each Fund is, in effect, a transition from using one appropriate index of securities prices (“performance index”) to another for purposes of calculating a performance adjustment to the Fund’s management fee, is consistent with Rule 205-1 under the Investment Advisers Act of 1940. (Please refer to our response to the previous question for more detail regarding the proposed methodology.) Rule 205-1(b) defines the “investment record” of an appropriate index of securities prices for any period as the sum of: (i) the change in the level of the index during such period; and (ii) the value, computed consistently with the index, of cash distributions made by companies whose securities comprise the index accumulated to the end of such period; expressed as a percentage of the index level at the beginning of such period.

The proposed methodology for transitioning from one performance index to another does not change the performance period or the way in which the investment record of the performance index is calculated. Each time a Fund calculates the investment record of the performance index, it will do so in compliance with Rule 205-1(b), measuring the change in the level of the performance index during the performance period, including the value of cash distributions made by companies whose securities comprise the performance index accumulated to the end of the period, as a percentage of the index level at the beginning of the period. Following implementation of the new management contracts, as described in our previous correspondence, each Fund will use, during a transition period, a “composite” performance index that reflects the performance of the original performance index for the portion of the performance period before adoption of the new management contract, and the performance of the new performance index for the remainder of the rolling period. An example, using the Putnam International Value Fund, will illustrate how the Funds’ calculation of the investment record of the “composite” performance index complies with Rule 205-1(b). Charts 1 and 2, included in Exhibit A to this letter, help illustrate this example.

Assume, as shown in Chart 1, that the original performance index, S&P Developed ex-U.S. LargeMidCap Value Index, commenced with a level of 100.00 as of December 31, 2009. The level of the original performance index is adjusted up or down each month reflecting its monthly return (which takes into account the value of cash distributions made by companies whose securities comprise the index) (see Chart 2). For instance, Chart 2 shows that the original performance index had a return of -4.17% in January 2010, so that the level of the original performance index decreased by 4.17% to a level of 95.83 on January 31, 2010; this is reflected in Chart 1 as the level of that index on January 31, 2010. In February 2010, the monthly return of the original performance index was 0.00%, and the level of the index was still 95.83 on February 28, 2010. Now note, as shown in Chart 1, that the level of the original performance index increased from the original 100.00 to 114.67 after 15 consecutive months of returns (January 1, 2010 through March 31, 2011). Assuming, for purposes of this example, that on April 1, 2011, the Fund’s new management contract became effective, we would take the original performance index’s 3/31/11 level of 114.67 and then adjust that level up or down based on the percentage returns of the new performance index. For example, for April 2011, we would apply the percentage return of -3.25% of the new performance index, MSCI EAFE Value Index (ND) to get a new level of 110.94 [(100-3.25)% x 114.67]. The “investment record” of the “composite” performance index for the 16-month period of January 1, 2010 – April 30, 2011 would be the change in the level of the performance index during the 16-month period, including the value of cash distributions made by companies whose securities comprise the performance index accumulated to the end of the period, expressed as a percentage, or (110.94 – 100.00)/100.00 = 10.94 / 100.00 = 10.94%.

The calculation of the performance index’s investment record would continue in the same manner. Each month, the investment record of the performance index would be calculated in accordance with Rule 205-1(b), as described above. The returns of the original performance index will be reflected as part of the investment record of the “composite” performance index for as long as the period before April 1, 2011 (in our example, the point at which the new performance index replaces the original performance index) remains a portion of the performance period. Eventually, after the performance period is a full 36 months in length, the starting point of this rolling performance period would move forward by one month, each month, and the original performance index’s performance would slowly phase out of the investment record of the performance index.

I believe that this letter addresses the Commission Staff’s comments. Should you have any further questions, please do not hesitate to call me (at 617-951-7467) or James E. Thomas (at 617-951-7367).

Kind regards,

/s/ Christopher J. Perriello
________________________
Christopher J. Perriello, Esq.

cc:	James E. Thomas, Esq., Ropes & Gray LLP
Carlo N. Forcione, Esq., Putnam Investments

Exhibit A

Chart 1: Fund and Index
Levels
(based on Chart 2’s
monthly returns; shaded
levels are carried forward
from March)

		S&P Developed		Index of
		ex-U.S.		Securities Prices
		LargeMidCap	MSCI EAFE	(“Composite”
	Putnam	Value Index	Value Index (ND)	Performance
	International	(Original	(New	Index beginning
	Value Fund:	Performance	Performance	on 4/1/11 for 36
Date	Class A	Index)	Index)	months)

12/31/2009	100.00	100.00	100.00	100.00

1/31/2010	94.57	95.83	95.40	95.83

2/28/2010	95.10	95.83	94.11	95.83

3/31/2010	101.17	101.96	99.76	101.96

4/30/2010	99.25	101.28	97.77	101.28

5/31/2010	86.58	89.94	85.99	89.94

6/30/2010	83.91	88.28	84.27	88.28

7/31/2010	93.82	97.21	93.28	97.21

8/31/2010	90.19	94.04	90.01	94.04

9/30/2010	99.99	102.88	98.06	102.88

10/31/2010	103.50	106.25	101.92	106.25

11/30/2010	98.60	101.65	95.29	101.65

12/31/2010	107.28	110.03	103.25	110.03

1/31/2011	109.87	113.35	107.92	113.35

2/28/2011	113.22	116.78	111.57	116.78

3/31/2011	111.05	114.67	107.95	114.67

4/30/2011	108.93	112.60	104.44	110.94

Chart 2: Monthly Returns –
Percentage monthly
change in the level of
Fund and indexes
(shaded returns are
carried forward from
March)

		S&P Developed		Index of
		ex-U.S.		Securities Prices
		LargeMidCap	MSCI EAFE	(“Composite”
	Putnam	Value Index	Value Index (ND)	Performance
	International	(Original	(New	Index beginning
	Value Fund:	Performance	Performance	on 4/1/11 for 36
Date	Class A	Index)	Index)	months)

January 2010	-5.43%	-4.17%	-4.60%	-4.17%

February 2010	0.56%	0.00%	-1.35%	0.00%

March 2010	6.38%	6.40%	6.00%	6.40%

April 2010	-1.89%	-0.67%	-1.99%	-0.67%

May 2010	-12.77%	-11.20%	-12.05%	-11.20%

June 2010	-3.08%	-1.84%	-2.00%	-1.84%

July 2010	11.80%	10.11%	10.69%	10.11%

August 2010	-3.86%	-3.26%	-3.51%	-3.26%

September 2010	10.86%	9.40%	8.95%	9.40%

October 2010	3.51%	3.28%	3.93%	3.28%

November 2010	-4.73%	-4.33%	-6.50%	-4.33%

December 2010	8.80%	8.24%	8.35%	8.24%

January 2011	2.41%	3.02%	4.52%	3.02%

February 2011	3.05%	3.03%	3.39%	3.03%

March 2011	-1.91%	-1.81%	-3.25%	-1.81%

April 2011	-1.91%	-1.81%	-3.25%	-3.25%